SIDEL
Avenue de la Patrouille de France
Octeville-sur-Mer ◦ BP 204
76053 Le Havre Cedex ◦ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – June 28, 2002

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated June 27, 2002 regarding **the Annual General Meeting.**

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Po

Hugues Segond
Financial Communications Manager

June 27, 2002

Sidel expects sales growth and a return to profit in 2002

The following subjects were discussed at the Annual General Meeting of Sidel shareholders, held on June 26, 2002 and chaired by Jean Marie Descarpentries:

Approval of financial statements for 2001
The shareholders approved all the resolutions submitted to them, in particular the financial statements for the year ended December 31, 2001, for which a press release had been issued on March 27, 2002.

(in millions of euros)	Year to Dec. 31, 2001	%	Year to Dec. 31, 2000	%
Sales	932.6	100	1,025.0	100
Operating income	21.9	2.4	70.8	6.9
Net income/(loss)	(47.5)	- 5.1	24.3	2.4

The Sidel Group's results contracted sharply in 2001, as a consequence of the following factors:
- a 9% decline in Group sales volumes,
- heightened competitive pressures,
- an unfavorable sales mix, due to lower sales in western regions, particularly the United States,
- internal difficulties encountered in attempting to reduce the production cost of machines against this backdrop,
- non-recurring expenses of € 32 million related to the takeover bid, disputes and restructuring costs,
- accelerated amortization of goodwill producing an additional charge of € 19.1 million.

Because of the net loss for the period, no dividend will be paid for the year ended December 31, 2001.

- **A New Group structure and new teams**

Since early 2002, a new management team led by Gérard Stricher has taken charge at Sidel. A nine-member Executive Committee, four of whose members came from in-house promotions while the other five previously worked in major international groups, is committed to building up a new Sidel. This management team will drive the Group towards increasing success by leveraging its key strengths, above all the talent of its people, its leading-edge technology and its high-quality customer base.

- **Refocusing and integration**

Gérard Stricher, Chairman of the Management Board, outlined before the shareholders the new Group strategy which he has been implementing since the end of 2001. This strategy involves refocusing the Group' operations on its core business of beverage packaging solutions. All the components of this core business are now integrated into a seamless organization and all offerings have been brought together under the Sidel banner.
At the same time, buyers are being sought for those companies that do not fit into this strategy of refocusing on the core business.

- **2002: a year of transition and return to growth**

(in millions of euros)	2002	2001	2002/2001
Potential sales at end of May	725	675	+ 7.4 %
- of which core business	598	540	+ 10.8 %
- other than core business	127	136	- 6.2 %

Potential sales at the end of May (i.e. actual sales + order book to be invoiced in 2002) confirm the upturn in business which could already be felt in the first quarter. Sidel therefore expects to return to growth in 2002, with sales which should be up 6 to 7% on 2001, moving close to the record level reached in 2000.

Sidel is now fully prepared to take up new challenges. The Group expects a return to growth and profitability in 2002, even though it is clear that the new strategy will deliver its full effects only as from 2003.

Contact: Bertrand GUILLET
Phone: +33 (0)2 32 85 82 49 – Fax: +33 (0)2 32 85 81 34
bertrand.guillet@sidel.com